Exhibit 5

REPORT:	RJ-0064/14-16	BASE DATE:	December 31st, 2014

APPLICANT:

OI S.A., hereinafter referred to as OI.

A company with its head office located at Rua do Lavradio, nº 71, 2nd Floor, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 76.535.764/0001-43.

OBJECT:

TELEMAR PARTICIPAÇÕES S.A., hereinafter referred to as TELEMAR.

A company with its head office located at Praia de Botafogo, nº 300, Room 1101, 11th Floor, Botafogo, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 02.107.946/0001-87.

PURPOSE:	To assess the book Net Equity value of OI for the purpose of its merger with and into TELEMAR pursuant to articles no. 226 and 227 of Law no. 6,404/76 (Corporate Law).

Report RJ-0064/14-16	1

TABLE OF CONTENTS

1.	INTRODUCTION	3
2.	PRINCIPLES AND QUALIFICATIONS	4
3.	LIABILITY LIMITS	5
4.	APPRAISAL METHODOLOGY	6
5.	TELEMAR PARTICIPAÇÕES’ NET EQUITY APPRAISAL	7
6.	CONCLUSION	8
7.	LIST OF ATTACHMENTS	9

Report RJ-0064/14-16	2

1. INTRODUCTION

APSIS CONSULTORIA E AVALIAÇÕES LTDA., hereinafter referred to as APSIS, with its head office located at Rua da Assembleia, nº 35, 12º floor, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities (CNPJ) under no. 08.681.365/0001-30, was appointed by OI to assess the book Net Equity value of TELEMAR PARTICIPAÇÕES for the purpose of its merger with and into OI, pursuant to articles 226 and 227 of Law No. 6,404/76 (Corporate Law).

In preparing this report, we used data and information provided by third parties in the form of documents and verbal interviews with the client. Estimates used in this process are based on documents and information, which include, among others, the following:

•	Balance Sheet of TELEMAR PARTICIPAÇÕES, as of December 31st, 2014;

•	Equivalency Charts of the companies involved; and

•	Valuation reports RJ-0064/14-11, and 15.

APSIS has recently performed appraisals for publicly-held companies, for various purposes, of the following companies:

•	AMÉRICA LATINA LOGÍSTICA DO BRASIL S/A

•	BANCO PACTUAL S/A

•	CIMENTO MAUÁ S/A

•	ESTA-EMPRESA SANEADORA TERRITORIAL AGRÍCOLA S/A.

•	GEODEX COMMUNICATIONS DO BRASIL S/A

•	GERDAU S/A

•	HOTÉIS OTHON S/A

•	IBEST S/A

•	L.R. CIA. BRAS. PRODS. HIGIENE E TOUCADOR S/A
•	LIGHT SERVIÇOS DE ELETRICIDADE S/A

•	LOJAS AMERICANAS S/A

•	REPSOL YPF BRASIL S/A

•	TAM TRANSPORTES AÉREOS MERIDIONAL S/A

•	WAL PETROLEO S/A

The team in charge of preparing this report comprises the following professionals:

•	AMILCAR DE CASTRO
Director
Bachelor in Law

•	ANA CRISTINA FRANÇA DE SOUZA
Vice-President
Civil Engineer (CREA/RJ 1991103043)

•	ANTONIO LUIZ FEIJÓ NICOLAU
Director
Lawyer (OAB/RJ 167.543)

•	EDUARDO DE CASTRO ROSSI
Director
Electrical Engineer (CREA/SP 5062320397)

•	LUIZ PAULO CESAR SILVEIRA
Vice-President
Mechanical Engineer and Accountant (CREA/RJ
1989100165 e CRC/RJ-118263/P-0)

•	MARCIA APARECIDA DE LUCCA CALMON
Director
Accountant (CRC/SP-143169/O-4)

•	MÁRCIA MOREIRA FRAZÃO DA SILVA
Director
Accountant (CRC/RJ-106548/O-3)

•	PAULO VICTOR CUNHA PORTO
Supervisor
Accountant

•	RENATA POZZATO CARNEIRO MONTEIRO
President
Postgraduate in Law (OAB/RJ 109.393)

•	SERGIO FREITAS DE SOUZA
Vice-President
Economist (CORECON/RJ 23521-0)

•	SILVIA CRISTINA OGOSHI
Director
Architect and Urban Planner (CAU/SP 51360-1)

Report RJ-0064/14-16	3

2. PRINCIPLES AND QUALIFICATIONS

The following information is important and should be carefully read.

The Report subject to the work that was itemized, calculated and specified, strictly complies with the fundamental principles described below:

•	The consultants do not have any direct or indirect interests in the companies involved or in the operation, nor are there any other relevant circumstances which may characterize a conflict of interests.

•	APSIS’s professional fees are not in any way whatsoever subject to the conclusions of this Report.

•	To the best of the consultants’ knowledge and credit, the analyses, opinions and conclusions expressed in this Report are based on data, diligence, research and surveys that are true and correct.

•	In this Report, one assumes that the information received from third parties is correct, and the sources thereof are comprised and mentioned in said Report.

•	For projection purposes, we start with the premise of the inexistence of liens or encumbrances of any nature, whether judicial or extrajudicial, affecting the companies in question, other than those listed in this Report.

•	The Report presents all the limiting conditions imposed by the adopted methodologies, when existent, which might affect the analyses, opinions and conclusions comprised therein.
•	The Report was prepared by APSIS and no one other than the consultants themselves prepared the analyses and respective conclusions.

•	APSIS assumes full liability with regards to the matter of Appraisal, including implicit appraisals, for the exercise of its honorable duties, primarily established in the appropriate laws, codes or regulations.

•	This Report complies with the recommendations and criteria prescribed by the Associação Brasileira de Normas Técnicas (ABNT), Uniform Standards of Professional Appraisal Practice (USPAP) and International Valuation Standards Council (IVSC), in addition to the requirements imposed by different agencies, such as: Comitê de Pronunciamentos Contábeis (CPC), Ministry of Treasury, Banco Central, Banco do Brasil, Comissão de Valores Mobiliários (CVM), Superintendência de Seguros Privados (SUSEP), Regulamento do Imposto de Renda (RIR), Comitê Brasileiro de Avaliadores de Negócios (CBAN) etc.

•	The controlling shareholders and managers of the companies involved did not direct, restrict, hinder or do any acts which have or may have compromised access to, use or knowledge of information, assets, documents, or work methods applicable to the quality of the respective conclusions comprised herein.

Report RJ-0064/14-16	4

3. LIABILITY LIMITS

•	To prepare this report, APSIS used historic data and information audited by third parties, or not audited, and non-audited projected data provided in writing or verbally by the company’s management or obtained from the sources mentioned. Therefore, APSIS has assumed that the data and information obtained for this report are true and consistent, and does not have any liability with respect to their reliability.

•	The scope of this work did not include audit of the financial statements or revision of the works performed by its auditors. Thus, APSIS is not giving an opinion about the Applicant’s financial statements.

•	We are not liable for occasional losses to the Applicant and its subsidiaries, or to its partners, directors, creditors or to other parties as a result of the use of data and information provided by the company and comprised herein.

•	Our work was developed to be used by the Applicant, its partners and other companies involved in the project, aiming at the previously described purpose.

Report RJ-0064/14-16	5

4. APPRAISAL METHODOLOGY

Analysis of the previously mentioned supporting documents, designed to ascertain whether bookkeeping was accurately conducted and was in compliance with the legal, regulatory, normative and statutory provisions which govern the matter, within the scope of “Accounting Principles Used in Brazil”.

We examined the balance sheet of TELEMAR PARTICIPAÇÕES, as well as all other documents required for the preparation of this report, which was prepared on the basis of TELEMAR PARTICIPAÇÕES’ balance sheet for the period ended December 31st, 2014 (Attachment 1).

It was taken into account that, previously, the realization of the General Assemblies that will deliberate over this Incorporation, the Shareholder´s Agreements of Telemar Participations S.A. (which are also applicable to Oi) will be terminated. The object company will begin to register the investments it holds, directly or indirectly, in Oi Corporation, by its stock market value.

Therefore, to reflect the loss of control, the present valuation report present adjustments in the starting balances followed by a writedown of the Goodwill on acquisition of Equity Interest and Participation in the Fair Value Adjustments of OI S.A., if applicable.

Furthermore, the following events were considered for the purposes of ascertaining the value of the net assets to be incorporated.

•	Incorporation of the nonpublic corporations VALVERDE PARTICIPAÇÕES S.A., nonpublic company, with headquarters in Praia de Botafogo, no. 300, 11th floor, Room 1101, Botafogo, in the City and State of Rio de Janeiro, written in the CNPJ/MF number 12.493.925/0001-09 and BRATEL BRASIL with headquarters in avenue Borges de Medeiros, number 663, Room 301 B, Leblon, in the City and State of Rio de Janeiro, registered under CNPJ/MF 12.956.126/0001-13, according to the valuation reports RJ-0064/14-11 and 15, respectively.

Report RJ-0064/14-16	6

5. TELEMAR PARTICIPAÇÕES’ NET EQUITY APPRAISAL

We examined the account books of TELEMAR PARTICIPAÇÕES, as well as all other documents required for the preparation of this report.

The experts have ascertained that the book Net Equity value of TELEMAR PARTICIPAÇÕES, for the purpose of its merger with and into OI, after considered the adjustments for loss of control and the subsequent event, is of R$ 485,253,783.09 (four hundred eighty five millions, two hundred fifty three thousand, seven hundred eighty three reais and nine cents), as of December 31st, 2014 as shown in the following table:

TELEMAR PARTICPAÇÕES S.A.		ADJUSTED ACCOUNTING STATEMENT
BALANCE SHEET - IN REAIS		BALANCE AS OF 12/31/2014	ADJUSTMENTS FOR LOSS OF CONTROL	ADJUSTED BALANCE AS OF 12/31/2014	SUBSEQUENT EVENT (1)	PRO-FORMA BALANCE AFTER EVENT (1)	SUBSEQUENT EVENT (2)	ADJUSTED PRO-FORMA BALANCE AS OF 12/31/2014
CURRENT ASSETS		30,353,412.22	—	30,353,412.22	1,218,911.40	31,572,323.62	26,420,385.20	57,992,708.82

Cash and Cash Equivalents		22,907,825.53	—	22,907,825.53	729,626.43	23,637,451.96	7,212,324.14	30,849,776.10
Tax Credits		7,365,302.94	—	7,365,302.94	489,284.97	7,854,587.91	19,186,817.54	27,041,405.45
Prepaid Expenses		20,414.50	—	20,414.50	—	20,414.50	—	20,414.50
Advances to Employees		48,466.19	—	48,466.19	—	48,466.19	—	48,466.19
Other Assets		11,403.06	—	11,403.06	—	11,403.06	21,243.52	32,646.58

NON-CURRENT ASSETS		1,538,324,159.21	(1,289,321,095.23)	249,003,063.98	(1,218,542.88)	247,784,521.10	197,195,129.59	444,979,650.69

LONG-TERM ASSETS		81,713,130.61	—	81,713,130.61	—	81,713,130.61	234,343.26	81,947,473.87

INVESTMENTS		1,456,608,884.40	(1,289,321,095.23)	167,287,789.17	(1,218,542.88)	166,069,246.29	196,818,250.39	362,887,496.68

Equity Interest in OI S.A.	10.00%	566,165,956.62	(422,182,483.33)	143,983,473.29	22,040,073.00	166,023,546.29	196,818,250.39	362,841,796.68
Participation in the Fair Value Adjustments of OI S.A.		213,875,694.74	(213,875,694.74)	—	—	—	—	—
Equity Interest in Valverde Participações S.A.	100.00%	120,003,701.47	(96,745,085.59)	23,258,615.88	(23,258,615.88)	—	—	—
Goodwill on acquisition of Equity Interest		556,517,831.57	(556,517,831.57)	—	—	—	—	—
Other Investments		45,700.00	—	45,700.00	—	45,700.00	—	45,700.00

FIXED ASSETS		2,144.20	—	2,144.20	—	2,144.20	142,535.94	144,680.14

INTANGIBLES		—	—	—	—	—	—	—

TOTAL ASSETS		1,568,677,571.43	(1,289,321,095.23)	279,356,476.20	368.52	279,356,844.72	223,615,514.79	502,972,359.51

CURRENT LIABILITIES		849,946.06	—	849,946.06	368.52	850,314.58	11,471,325.43	12,321,640.01

Loans and Funding		—	—	—	—	—	10,209,328.96	10,209,328.96
Suppliers		76,706.99	—	76,706.99	—	76,706.99	34,762.40	111,469.39
Labor Obligations		428,775.85	—	428,775.85	—	428,775.85	73,333.21	502,109.06
Tax Liabilities		229,563.17	—	229,563.17	368.52	229,931.69	60,245.88	290,177.57
Other Liabilities		114,900.05	—	114,900.05	—	114,900.05	1,093,654.98	1,208,555.03

NON-CURRENT LIABILITIES		2,716,000.00	—	2,716,000.00	—	2,716,000.00	2,680,936.41	5,396,936.41

LONG-TERM LIABILITIES		2,716,000.00	—	2,716,000.00	—	2,716,000.00	2,680,936.41	5,396,936.41

Provisions		2,716,000.00	—	2,716,000.00	—	2,716,000.00	2,680,936.41	5,396,936.41

NET EQUITY		1,565,111,625.37	(1,289,321,095.23)	275,790,530.14	—	275,790,530.14	209,463,252.95	485,253,783.09

TOTAL LIABILITIES		1,568,677,571.43	(1,289,321,095.23)	279,356,476.20	368.52	279,356,844.72	223,615,514.79	502,972,359.51

(1)	Merger of Valverde Participações S.A. into the company, according to the valuation report RJ-0064/14-11.
(2)	Merger of Bratel Brasil into the company, according to the valuation report RJ-0064/14-15.

Report RJ-0064/14-16	7

6. CONCLUSION

In the light of examinations carried out in the previously mentioned documents and on the basis of APSIS’ analyses, the experts have concluded that the book Net Equity value of TELEMAR PARTICIPAÇÕES, for the purpose of its merger with and into OI, after considered the adjustments for loss of control and the subsequent event, is of R$ 485,253,783.09 (four hundred eighty five millions, two hundred fifty three thousand, seven hundred eighty three reais and nine cents), as of December 31st, 2014.

Having concluded Report RJ-0064/14-16, which consists of 09 (nine) pages typed on one side and 02 (two) attachments, APSIS Consultoria e Avaliações Ltda., CRC/RJ-005112/O-9, a company specializing in the appraisal of assets, legally represented by the signatories below, makes itself available for any clarifications which may be necessary.

Rio de Janeiro, July 01st, 2015.

LUIZ PAULO CESAR SILVEIRA Vice-President (CRC/RJ-118263/P-0)	ANTONIO LUIZ FEIJÓ NICOLAU Director

Report RJ-0064/14-16	8

7. LIST OF ATTACHMENTS

1.	SUPPORTING DOCUMENTS

2.	GLOSSARY AND APSIS’ PROFILE

RIO DE JANEIRO - RJ Rua da Assembleia, nº 35, 12º andar Centro, CEP 20011-001 Tel.: + 55 (21) 2212-6850 Fax: + 55 (21) 2212-6851	SÃO PAULO - SP Av. Angélica, nº 2.503, Conj. 42 Consolação, CEP 01227-200 Tel.: + 55 (11) 3662-5453 Fax: + 55 (11) 3662-5722

Report RJ-0064/14-16	9

ATTACHMENT 1

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
1	ATIVO	1,829,679,300.69	D	9,700,173.04	270,701,902.30	1,568,677,571.43	D
1.1	ATIVO CIRCULANTE	31,423,637.07	D	2,172,868.90	3,243,093.75	30,353,412.22	D
1.1.1	DISPONIVEL	24,016,254.30	D	2,003,054.82	3,111,483.59	22,907,825.53	D
1.1.11	CAIXA	3,000.00	D	—	—	3,000.00	D
1.1.11.1	CAIXA MATRIZ	3,000.00	D	—	—	3,000.00	D
1.1.11.10.01	FUNDO FIXO DE CAIXA MATRIZ	3,000.00	D	—	—	3,000.00	D
1.1.12	BANCOS CONTA MOVIMENTO	75,896.92	D	1,779,145.39	1,392,272.08	462,770.23	D
1.1.12.1	BANCOS CONTA MOVIMENTO MATRIZ	75,896.92	D	1,779,145.39	1,392,272.08	462,770.23	D
1.1.12.10.02	BANCO BRADESCO SA	986.45	D	—	—	986.45	D
1.1.12.10.04	BANCO ITAU 01558-5	61,728.04	D	2,712.32	22,406.16	42,034.20	D
1.1.12.10.06	BANCO PACTUAL	1,000.00	D	—	—	1,000.00	D
1.1.12.10.07	BANCO SANTANDER	—		697.40	—	697.40	D
1.1.12.10.13	BANCO DO BRASIL S.A. 5476-3	11,682.43	D	1,694,850.41	1,288,980.66	417,552.18	D
1.1.12.10.14	BANCO DO BRASIL S.A. 505.481-8	500.00	D	79,571.10	79,571.10	500.00	D
1.1.12.10.15	BANCO CAIXA ECONOMICA FEDERAL 787-2	—		1,314.16	1,314.16	—
1.1.13	APLICACOES FINANCEIRAS DE LIQUIDEZ IMEDI	23,937,357.38	D	223,909.43	1,719,211.51	22,442,055.30	D
1.1.13.1	APLICACOES FINANCEIRAS DE LIQUIDEZ IMEDI	23,937,357.38	D	223,909.43	1,719,211.51	22,442,055.30	D
1.1.13.10.01	BANCO DO BRASIL S.A.	23,237,050.96	D	217,021.62	1,717,833.95	21,736,238.63	D
1.1.13.10.03	BANCO PACTUAL - FUNDO AMARILLO	700,306.42	D	6,887.81	1,377.56	705,816.67	D
1.1.3	OUTROS CREDITOS	59,860.99	D	69,076.99	80,471.79	48,466.19	D
1.1.32	ADIANTAMENTO A FUNCIONARIOS	59,860.99	D	69,076.99	80,471.79	48,466.19	D
1.1.32.1	ADIANTAMENTO VERBAS TRABALHISTAS	59,860.99	D	69,076.99	80,471.79	48,466.19	D
1.1.32.10.02	ADIANTAMENTO DE FERIAS	—		13,895.51	3,128.01	10,767.50	D
1.1.32.10.03	ADIANTAMENTO DE 13o. SALARIO	50,168.04	D	49,878.84	75,107.46	24,939.42	D
1.1.32.10.05	EMPRESTIMOS A FUNCIONARIOS	9,684.19	D	5,302.64	2,227.56	12,759.27	D
1.1.32.10.07	ADIANTAMENTO DE PENSAO ALIMENTICIA	8.76	D	—	8.76	—
1.1.4	TRIBUTOS A COMPENSAR E RECUPERAR	7,313,651.75	D	70,511.58	18,860.39	7,365,302.94	D
1.1.41	TRIBUTOS RETIDOS NA FONTE	2,810,007.03	D	18,887.14	—	2,828,894.17	D
1.1.41.1	TRIBUTOS RETIDOS NA FONTE	2,810,007.03	D	18,887.14	—	2,828,894.17	D
1.1.41.10.01	IRRF - APLICACAO FINANCEIRA	2,809,385.89	D	18,860.39	—	2,828,246.28	D
1.1.41.10.08	IRRF S JUROS DEP JUDICIAL	621.14	D	26.75	—	647.89	D
1.1.45	SALDO NEGATIVO IRPJ E CSLL	4,220,361.27	D	9,242.58	—	4,229,603.85	D
1.1.45.1	IRPJ E CSLL A RECUPERAR	4,220,361.27	D	9,242.58	—	4,229,603.85	D
1.1.45.10.03	IRPJ A RECUPERAR 2007	324,719.71	D	9,242.58	—	333,962.29	D
1.1.45.10.10	CSLL COMPENSADO INDEV.	1,032,787.48	D	—	—	1,032,787.48	D
1.1.45.10.11	IRPJ COMPENSADO INDEV.	2,862,854.08	D	—	—	2,862,854.08	D
1.1.48	IMPOSTOS PROVISIONADOS	283,283.45	D	42,381.86	18,860.39	306,804.92	D
1.1.48.1	IMPOSTOS PROVISIONADOS	283,283.45	D	42,381.86	18,860.39	306,804.92	D
1.1.48.10.01	IRRF PROVISIONADO SOBRE CDB	280,115.70	D	41,004.30	18,860.39	302,259.61	D
1.1.48.10.03	IRRF PROVISIONADOS SOBRE FUNDOS	3,167.75	D	1,377.56	—	4,545.31	D
1.1.6	DESPESAS PAGAS ANTECIPADAMENTE	20,350.12	D	22,406.16	22,341.78	20,414.50	D
1.1.61	DESPESAS PAGAS ANTECIPADAMENTE	20,350.12	D	22,406.16	22,341.78	20,414.50	D
1.1.61.1	DESPESAS PAGAS ANTECIPADAMENTE	20,350.12	D	22,406.16	22,341.78	20,414.50	D
1.1.61.10.08	COMISSAO FIANCA	20,350.12	D	22,406.16	22,341.78	20,414.50	D
1.1.7	DEPOSITOS JUDICIAIS	13,519.91	D	7,819.35	9,936.20	11,403.06	D
1.1.71	DEPOSITOS JUDICIAIS	13,519.91	D	7,819.35	9,936.20	11,403.06	D
1.1.71.1	DEPOSITOS JUDICIAIS	13,519.91	D	7,819.35	9,936.20	11,403.06	D

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
1.1.71.10.01	DEPOSITOS JUDICIAIS	13,519.91	D	7,819.35	9,936.20	11,403.06	D
1.2	ATIVO NAO CIRCULANTE	1,798,255,663.62	D	7,527,304.14	267,458,808.55	1,538,324,159.21	D
1.2.1	REALIZAVEL A LONGO PRAZO	81,351,007.38	D	475,558.83	113,435.60	81,713,130.61	D
1.2.12	TRIBUTOS A RECUPERAR	81,351,007.38	D	475,558.83	113,435.60	81,713,130.61	D
1.2.12.1	TRIBUTOS A RECUPERAR	81,351,007.38	D	475,558.83	113,435.60	81,713,130.61	D
1.2.12.10.03	IRPJ A RECUPERAR 2006	4,687,138.05	D	22,036.13	—	4,709,174.18	D
1.2.12.10.04	IRPJ A RECUPERAR 2007	1,214,227.56	D	6,879.13	—	1,221,106.69	D
1.2.12.10.05	IRPJ A RECUPERAR 2008	31,895,507.27	D	172,186.55	—	32,067,693.82	D
1.2.12.10.07	IRPJ A RECUPERAR 2009	18,796,416.09	D	108,069.75	113,435.60	18,791,050.24	D
1.2.12.10.10	IRPJ A RECUPERAR 2010	9,277,243.18	D	56,994.69	—	9,334,237.87	D
1.2.12.10.11	IRPJ A RECUPERAR 2011	6,546,256.40	D	43,749.35	—	6,590,005.75	D
1.2.12.10.12	IRPJ A RECUPERAR 2012	5,480,397.88	D	39,172.34	—	5,519,570.22	D
1.2.12.10.13	IRPJ A RECUPERAR 2013	3,453,820.95	D	26,470.89	—	3,480,291.84	D
1.2.2	ATIVO PERMANENTE	1,716,904,656.24	D	7,051,745.31	267,345,372.95	1,456,611,028.60	D
1.2.21	INVESTIMENTOS AVALIADOS PELO MEP	1,716,857,001.91	D	7,051,527.89	267,345,345.40	1,456,563,184.40	D
1.2.21.1	INVESTIMENTOS EM CONTROLADAS	940,199,865.05	D	7,051,527.89	261,081,734.85	686,169,658.09	D
1.2.21.10.04	VALVERDE PARTICIPACOES S.A.	153,843,626.03	D	931,900.17	34,771,824.73	120,003,701.47	D
1.2.21.10.05	OI S.A.	786,356,239.02	D	6,119,627.72	226,309,910.12	566,165,956.62	D
1.2.21.2	INVESTIMENTOS - VALOR JUSTO	215,923,261.11	D	—	2,047,566.37	213,875,694.74	D
1.2.21.20.01	MAIS VALIA OI S.A.	215,923,261.11	D	—	2,047,566.37	213,875,694.74	D
1.2.21.4	AGIO AQUISICAO DE INVESTIMENTOS	1,921,701,955.08	D	—	—	1,921,701,955.08	D
1.2.21.40.01	TNL PARTICIPACOES S.A.	1,921,701,955.08	D	—	—	1,921,701,955.08	D
1.2.21.5	AMORTIZACAO DESAGIO/AGIO NA AQUISICAO DE	1,360,968,079.33	C	—	4,216,044.18	1,365,184,123.51	C
1.2.21.50.01	TNL PARTICIPACOES S.A.	1,360,968,079.33	C	—	4,216,044.18	1,365,184,123.51	C
1.2.22	OUTROS INVESTIMENTOS	45,700.00	D	—	—	45,700.00	D
1.2.22.10.01	OBRAS DE ARTE	45,700.00	D	—	—	45,700.00	D
1.2.23	IMOBILIZADO	1,954.33	D	217.42	27.55	2,144.20	D
1.2.23.1	CUSTO DE AQUISICAO IMOBILIZADO	89,393.23	D	—	—	89,393.23	D
1.2.23.10.03	INSTALACOES	11,388.31	D	—	—	11,388.31	D
1.2.23.10.04	MAQUINAS E EQUIPAMENTOS	3,905.59	D	—	—	3,905.59	D
1.2.23.10.05	EQUIPAMENTOS DE PROCESSAMENTO DE DADOS	49,389.81	D	—	—	49,389.81	D
1.2.23.10.07	MOVEIS E UTENSILIOS	21,749.52	D	—	—	21,749.52	D
1.2.23.10.09	BENFEITORIAS EM IMOVEIS DE TERCEIROS	2,960.00	D	—	—	2,960.00	D
1.2.23.2	DEPRECIACAO E AMOTIZACAO DO IMOBILIZADO	87,438.90	C	217.42	27.55	87,249.03	C
1.2.23.20.02	INSTALACOES	11,388.31	C	—	—	11,388.31	C
1.2.23.20.03	MAQUINAS E EQUIPAMENTOS	1,733.84	C	—	27.55	1,761.39	C
1.2.23.20.04	EQUIPAMENTOS DE PROCESSAMENTO DE DADOS	49,389.81	C	—	—	49,389.81	C
1.2.23.20.06	MOVEIS E UTENSILIOS	21,966.94	C	217.42	—	21,749.52	C
1.2.23.20.08	BENFEITORIAS EM IMOVEIS DE TERCEIROS	2,960.00	C	—	—	2,960.00	C
1.2.4	ATIVO INTANGIVEL	—		—	—	—
1.2.43	SISTEMAS, APLICATIVOS, SOFTWARE	1,236.24	D	—	—	1,236.24	D
1.2.43.1	SISTEMAS, APLICATIVOS, SOFTWARE	1,236.24	D	—	—	1,236.24	D
1.2.43.10.01	SISTEMAS, APLICATIVOS, SOFTWARE	1,236.24	D	—	—	1,236.24	D
1.2.44	AMORTIZACAO INTANGIVEL	1,236.24	C	—	—	1,236.24	C
1.2.44.1	SISTEMAS, APLICATIVOS, SOFTWARE	1,236.24	C	—	—	1,236.24	C
1.2.44.10.01	SISTEMAS, APLICATIVOS, SOFTWARE	1,236.24	C	—	—	1,236.24	C

2	PASSIVO	1,829,679,300.69	C	838,592,731.51	577,591,002.25	1,568,677,571.43	C
2.1	PASSIVO CIRCULANTE	870,874.89	C	1,455,870.21	1,434,941.38	849,946.06	C
2.1.1	FONECEDORES	77,122.73	C	763,761.81	763,346.07	76,706.99	C
2.1.11	FORNECEDORES NACIONAIS	77,122.73	C	763,761.81	763,346.07	76,706.99	C
2.1.11.1	FORNECEDORES NACIONAIS	77,122.73	C	763,761.81	763,346.07	76,706.99	C

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
2.1.11.10.01	FORNECEDORES NACIONAIS	77,122.73	C	763,761.81	763,346.07	76,706.99	C
2.1.3	OBRIGACOES TRIBUTARIAS	193,947.03	C	114,754.35	150,370.49	229,563.17	C
2.1.31	TRIBUTOS A RECOLHER	193,947.03	C	114,754.35	150,370.49	229,563.17	C
2.1.31.1	TRIBUTOS RETIDOS NA FONTE	193,947.03	C	114,754.35	150,370.49	229,563.17	C
2.1.31.10.01	IRRF S/ SERVICOS PREST- 1708	2,151.31	C	2,151.31	10,788.47	10,788.47	C
2.1.31.10.02	IRRF S/ SALARIOS A REC.- 0561	187,528.42	C	103,657.27	104,954.52	188,825.67	C
2.1.31.10.04	CSRF A RECOLHER	2,948.55	C	7,627.02	33,308.75	28,630.28	C
2.1.31.10.09	IRRF S/ PRO LABORE EXPATRIADO - 0473	1,318.75	C	1,318.75	1,318.75	1,318.75	C
2.1.4	OBRIGACOES TRABALHISTAS E PREVIDENCIARIA	424,217.02	C	486,819.79	491,378.62	428,775.85	C
2.1.41	OBRIGACOES COM O PESSOAL	317,042.62	C	357,787.55	357,886.39	317,141.46	C
2.1.41.1	OBRIGACOES COM O PESSOAL	317,042.62	C	357,787.55	357,886.39	317,141.46	C
2.1.41.10.01	SALARIOS E ORDENADOS A PAGAR	—		38,902.30	38,902.30	—
2.1.41.10.02	PRO-LABORE A PAGAR	313,086.37	C	313,086.37	313,185.21	313,185.21	C
2.1.41.10.06	EMPRESTIMOS CONSIGNADOS	—		1,833.87	1,833.87	—
2.1.41.10.07	PENSAO ALIMENTICIA	—		8.76	8.76	—
2.1.41.10.08	PRO LABORE - EXPATRIADO	3,956.25	C	3,956.25	3,956.25	3,956.25	C
2.1.42	OBRIGACOES PREVIDENCIARIAS E TRABALHISTA	107,174.40	C	129,032.24	133,492.23	111,634.39	C
2.1.42.1	OBRIGACOES PREVIDENCIARIAS E TRABALHISTA	107,174.40	C	129,032.24	133,492.23	111,634.39	C
2.1.42.10.01	INSS A RECOLHER	102,706.51	C	121,912.28	123,841.34	104,635.57	C
2.1.42.10.02	FGTS A RECOLHER	4,467.89	C	7,119.96	9,650.89	6,998.82	C
2.1.5	OUTRAS OBRIGACOES	175,588.11	C	90,534.26	29,846.20	114,900.05	C
2.1.51	PROVISAO PARA FERIAS E 13o. SALARIO	175,588.11	C	90,534.26	29,846.20	114,900.05	C
2.1.51.1	PROVISAO PARA FERIAS E ENCARGOS	104,317.83	C	6,429.31	17,011.53	114,900.05	C
2.1.51.10.01	PROVISAO PARA FERIAS	77,101.24	C	5,569.31	13,390.62	84,922.55	C
2.1.51.10.02	PROVISAO PARA INSS SOBRE FERIAS	21,048.57	C	665.10	2,800.30	23,183.77	C
2.1.51.10.03	PROVISAO PARA FGTS SOBRE FERIAS	6,168.02	C	194.90	820.61	6,793.73	C
2.1.51.2	PROVISAO PARA 13o. SALARIO E ENCARGOS	71,270.28	C	84,104.95	12,834.67	—
2.1.51.20.01	PROVISAO PARA 13o. SALARIO	52,675.82	C	60,776.44	8,100.62	—
2.1.51.20.02	PROVISAO PARA INSS SOBRE 13o. SALARIO	14,380.46	C	16,591.92	2,211.46	—
2.1.51.20.03	PROVISAO PARA FGTS SOBRE 13o.SALARIO	4,214.00	C	6,736.59	2,522.59	—
2.2	PASSIVO NAO CIRCULANTE	2,716,000.00	C	—	—	2,716,000.00	C
2.2.6	PROVISAO PARA CONTINGENCIAS	2,716,000.00	C	—	—	2,716,000.00	C
2.2.61	PROVISAO PARA CONTINGENCIAS	2,716,000.00	C	—	—	2,716,000.00	C
2.2.61.1	PROVISAO PARA CONTINGENCIAS	2,716,000.00	C	—	—	2,716,000.00	C
2.2.61.10.02	PROVISOES TRIBUTARIAS	2,716,000.00	C	—	—	2,716,000.00	C
2.3	PATRIMONIO LIQUIDO	1,826,092,425.80	C	837,136,861.30	576,156,060.87	1,565,111,625.37	C
2.3.1	CAPITAL SOCIAL	4,596,511,467.15	C	—	—	4,596,511,467.15	C
2.3.11	CAPITAL SUBSCRITO	4,596,511,467.15	C	—	—	4,596,511,467.15	C
2.3.11.1	CAPITAL SUBSCRITO NACIONAL	4,596,511,467.15	C	—	—	4,596,511,467.15	C
2.3.11.10.01	CAPITAL NACIONAL	4,596,511,467.15	C	—	—	4,596,511,467.15	C
2.3.2	RESERVAS DE CAPITAL	717,239,884.33	C	—	—	717,239,884.33	C
2.3.21	RESERVAS DE CAPITAL	717,239,884.33	C	—	—	717,239,884.33	C
2.3.21.1	RESERVA DE AGIO	717,239,884.33	C	—	—	717,239,884.33	C
2.3.21.10.01	RESERVA AGIO SUBSCRICAO DE ACOES	717,239,884.33	C	—	—	717,239,884.33	C
2.3.4	AJUSTE DE AVALIACAO PATRIMONIAL	3,043,728,050.95	D	107,833,319.70	7,051,527.89	3,144,509,842.76	D
2.3.41	AJUSTE DE AVALIACAO PATRIMONIAL	3,043,728,050.95	D	107,833,319.70	7,051,527.89	3,144,509,842.76	D
2.3.41.2	AJ. AV. PAT. REFLEXA - TMAR	57,636,218.83	D	—	—	57,636,218.83	D
2.3.41.20.01	AGIO EM TRANSACAO CAPITAL - TMAR	96,024,912.54	D	—	—	96,024,912.54	D
2.3.41.20.02	AGIO ADIC IONAL PG CAPITAL - TMAR	38,388,693.71	C	—	—	38,388,693.71	C
2.3.41.3	AJ. AV. PAT. REFLEXA - TNL	248,340,853.28	D	—	—	248,340,853.28	D
2.3.41.30.01	AGIO EM TRANSACAO CAPITAL - TNL	258,266,515.51	D	—	—	258,266,515.51	D
2.3.41.30.02	AGIO ADICIONAL PG CAPITAL - TNL	102,716,226.39	C	—	—	102,716,226.39	C

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
2.3.41.30.05	VAR PARTIC INVESTIMENTOS - TNL	92,790,564.16	D	—	—	92,790,564.16	D
2.3.41.4	GANHO/PERDA VAR % PARTICIPACAO CONTROLAD	2,080,038,807.97	D	—	—	2,080,038,807.97	D
2.3.41.40.01	GANHO VAR % PART CONTROLADA	61,737,084.60	C	—	—	61,737,084.60	C
2.3.41.40.02	PERDA VAR % PARTICIP. CONTROLADA	1,186,568,179.71	D	—	—	1,186,568,179.71	D
2.3.41.40.03	PERDA VAR % MAIS VALIA OI	955,207,712.86	D	—	—	955,207,712.86	D
2.3.41.6	AJ. AV. PAT. RELEXA - VALVERDE	464,589,537.02	D	14,250,799.42	931,900.17	477,908,436.27	D
2.3.41.60.03	OPERACOES DE DERIVATIVOS - VALVERDE	2,462,967.71	C	232,224.06	—	2,230,743.65	C
2.3.41.60.04	VAR. ATIV. FIN. DIS REFLEXA - VALVERDE	—		14,018,566.33	—	14,018,566.33	D
2.3.41.60.05	VAR. PART. INV. RELEXA - VALVERDE	38,862,971.82	C	9.03	721,668.91	39,584,631.70	C
2.3.41.60.07	VAR PART EM INVESTIMENTO VALVERDE	297,865,276.59	D	—	—	297,865,276.59	D
2.3.41.60.08	GANHO VAR PL CONTRLADA - VALVERDE	42,605.20	D	—	—	42,605.20	D
2.3.41.60.09	CUSTO EMISSAO ACOES REFLEXA - VALVERDE	5,939,984.52	D	—	—	5,939,984.52	D
2.3.41.60.10	ACOES EM TESOURARIA REFLEXA	51,321,725.13	D	—	—	51,321,725.13	D
2.3.41.60.11	GANHO/PERDAS ATUARIAIS REFLEXA - VALV/OI	5,686,237.58	D	—	151,286.27	5,534,951.31	D
2.3.41.60.12	OUTROS RES. ABR. REF. PTP/VALV	399,895.35	C	—	58,944.99	458,840.34	C
2.3.41.60.13	PERDA VAR % MAIS VALIA VALV/OI	145,459,542.88	D	—	—	145,459,542.88	D
2.3.41.7	AJ. AV. PATR. RELEXA - OI S.A	193,122,633.85	D	93,582,520.28	6,119,627.72	280,585,526.41	D
2.3.41.70.01	OPERACOES DERIVATIVOS OI S.A.	15,337,419.29	C	1,524,975.40	—	13,812,443.89	C
2.3.41.70.02	RESERVA REFL CUSTO EMIS ACOES OI SA	37,969,870.33	D	—	—	37,969,870.33	D
2.3.41.70.03	VAR PART INV REFLEXA OI S.A.	176,492,088.81	C	36.67	4,739,075.33	181,231,127.47	C
2.3.41.70.04	ACOES EM TESOURARIA REFLEXA	314,593,549.19	D	—	—	314,593,549.19	D
2.3.41.70.05	GANHO/PERDAS ATUARIAIS REFLEXA - OI	35,014,766.17	D	—	993,470.83	34,021,295.34	D
2.3.41.70.06	OUTROS RES. ABR. REF. - PTP/OI	2,626,043.74	C	—	387,081.56	3,013,125.30	C
2.3.41.70.07	AV PAT ATIVO FIN DIS - OI	—		92,057,508.21	—	92,057,508.21	D
2.3.5	LUCROS OU PREJUIZOS ACUMULADOS	577,107,552.76	D	728,908,553.19	568,680,475.12	737,335,630.83	D
2.3.51	LUCROS OU PREJUIZOS ACUMULADOS	577,107,552.76	D	728,908,553.19	568,680,475.12	737,335,630.83	D
2.3.51.1	LUCROS OU PREJUIZOS ACUMULADOS	268,460,918.47	D	518,777,593.74	49,902,881.38	737,335,630.83	D
2.3.51.10.02	PREJUIZOS ACUMULADOS	268,460,918.47	D	518,777,593.74	49,902,881.38	737,335,630.83	D
2.3.51.2	RESULTADO DO EXERCICIO	308,646,634.29	D	210,130,959.45	518,777,593.74	—
2.3.51.20.01	JANEIRO	77,690,799.61	D	—	77,690,799.61	—
2.3.51.20.02	FEVEREIRO	84,293,108.30	D	—	84,293,108.30	—
2.3.51.20.03	MARCO	49,902,881.38	C	49,902,881.38	—	—
2.3.51.20.04	ABRIL	81,835,782.05	D	—	81,835,782.05	—
2.3.51.20.05	MAIO	43,494,144.02	D	—	43,494,144.02	—
2.3.51.20.06	JUNHO	2,880,349.30	D	—	2,880,349.30	—
2.3.51.20.07	JULHO	15,465,987.31	D	—	15,465,987.31	—
2.3.51.20.08	AGOSTO	25,240,459.67	D	—	25,240,459.67	—
2.3.51.20.09	SETEMBRO	5,371,407.10	D	—	5,371,407.10	—
2.3.51.20.10	OUTUBRO	12,066,645.31	D	—	12,066,645.31	—
2.3.51.20.11	NOVEMBRO	10,210,833.00	D	—	10,210,833.00	—
2.3.51.20.12	DEZEMBRO	—		160,228,078.07	160,228,078.07	—
2.3.6	OUTROS RESULTADOS ABRANGENTES	133,176,678.03	C	394,988.41	424,057.86	133,205,747.48	C
2.3.61	OUTROS RESULTADOS ABRANGENTES	133,176,678.03	C	394,988.41	424,057.86	133,205,747.48	C
2.3.61.1	RESERVA CONVERSAO MOEDA ESTRANGEIRA	29,069.45	D	394,988.41	424,057.86	—
2.3.61.10.01	VARIACAO CAMBIAL POSITIVA - BAKARNE	394,988.41	C	394,988.41	—	—
2.3.61.10.02	VARIACAO CAMBIAL NEGATIVA - BAKARNE	424,057.86	D	—	424,057.86	—
2.3.61.3	GANHO EM TRANSACAO DE CAPITAL OI SA	133,205,747.48	C	—	—	133,205,747.48	C
2.3.61.30.01	GANHO EM TRANSACAO DE CAPITAL OI SA	133,205,747.48	C	—	—	133,205,747.48	C

4	RESULTADO OPERACIONAL	308,646,634.29	D	316,342,363.27	624,988,997.56	—
4.2	DESPESAS/RECEITAS OPERACIONAIS	308,646,634.29	D	316,342,363.27	624,988,997.56	—
4.2.2	DESPESAS/RECEITAS OPERACIONAIS	308,646,634.29	D	316,342,363.27	624,988,997.56	—

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
4.2.22	DESPESAS GERAIS E ADMINISTRATIVAS	60,649,332.49	D	3,167,546.87	63,816,879.36	—
4.2.22.1	DESPESAS COM PESSOAL	10,545,922.25	D	780,767.68	11,326,689.93	—
4.2.22.10.01	SALARIOS E ORDENADOS	939,223.35	D	58,379.40	997,602.75	—
4.2.22.10.02	PREMIOS E GRATIFICACOES	526,582.59	D	579.88	527,162.47	—
4.2.22.10.03	FERIAS	126,862.51	D	12,340.64	139,203.15	—
4.2.22.10.04	13o. SALARIO	87,875.82	D	8,100.62	95,976.44	—
4.2.22.10.05	INSS	1,455,813.60	D	139,279.17	1,595,092.77	—
4.2.22.10.06	FGTS	665,897.92	D	18,325.02	684,222.94	—
4.2.22.10.07	ASSISTENCIA MEDICA E SOCIAL	171,575.63	D	31,677.51	203,253.14	—
4.2.22.10.09	TREINAMENTO DE PESSOAL	622.80	D	—	622.80	—
4.2.22.10.10	SEGURO DE VIDA EM GRUPO	10,878.72	D	7,972.43	18,851.15	—
4.2.22.10.12	VALE TRANSPORTE	11,113.93	D	12,121.74	23,235.67	—
4.2.22.10.13	VALE REFEICAO	58,633.52	D	20,596.64	79,230.16	—
4.2.22.10.14	MEDICAMENTOS E FARMACIA	13,994.58	D	3,612.64	17,607.22	—
4.2.22.10.15	DIRETORIA E CONSELHEIROS	5,008,165.83	D	416,865.00	5,425,030.83	—
4.2.22.10.16	REPOUSO REMUNERADO	22,642.71	D	1,069.01	23,711.72	—
4.2.22.10.17	FUNDACAO ATLANTICO DE SEGURIDADE SOCIAL	36,046.69	D	44,172.85	80,219.54	—
4.2.22.10.18	HORAS EXTRAS	93,971.33	D	5,665.51	99,636.84	—
4.2.22.10.21	ADICIONAL NOTURNO	20.72	D	9.62	30.34	—
4.2.22.10.22	ITAU PREVIDENCIA PRIVADA	1,316,000.00	D	—	1,316,000.00	—
4.2.22.2	SERVICOS PROFISSIONAIS E CONTRATADOS	38,803,803.82	D	2,351,517.78	41,155,321.60	—
4.2.22.20.01	SERVICOS CONTABEIS	222,775.45	D	15,704.58	238,480.03	—
4.2.22.20.02	SERVICOS DE ASSESSORIA E CONSULTORIA	13,570,766.61	D	1,577,812.59	15,148,579.20	—
4.2.22.20.03	SERVICOS ADVOCATICIOS	22,418,218.62	D	600,500.00	23,018,718.62	—
4.2.22.20.04	SERVICOS DE AUDITORIA	1,199,720.30	D	154,166.70	1,353,887.00	—
4.2.22.20.05	OUTROS SERVICOS PRESTADOS PJ	591,849.86	D	2,959.91	594,809.77	—
4.2.22.20.06	OUTROS SERVICOS PRESTADOS PF	3,292.11	D	—	3,292.11	—
4.2.22.20.07	INSS S/ SERVICOS PROFISSIONAIS - PF	35.93	D	—	35.93	—
4.2.22.20.08	PUBLICACOES E ARQUIVAMENTO	796,729.20	D	374.00	797,103.20	—
4.2.22.20.09	OUTROS SERVICOS PRESTADOS	415.74	D	—	415.74	—
4.2.22.3	ALUGUEIS E ARRENDAMENTOS	215,466.55	D	20,185.74	235,652.29	—
4.2.22.30.01	ALUGUEIS E CONDOMINIOS	215,466.55	D	20,185.74	235,652.29	—
4.2.22.4	DESPESAS COM VEICULOS	20.00	D	—	20.00	—
4.2.22.40.02	MANUTENCAO E CONSERVACAO	20.00	D	—	20.00	—
4.2.22.5	IMPOSTOS, TAXAS E CONTRIBUICOES	10,981,245.18	D	4,775.09	10,986,020.27	—
4.2.22.50.01	PIS S/ OUTRAS RECEITAS	1,865,875.00	D	—	1,865,875.00	—
4.2.22.50.02	COFINS S/ OUTRAS RECEITAS	8,594,333.33	D	—	8,594,333.33	—
4.2.22.50.08	CONTRIBUICAO SINDICAL PATRONAL	80,472.70	D	—	80,472.70	—
4.2.22.50.10	TAXAS CVM	13,259.20	D	—	13,259.20	—
4.2.22.50.11	MULTAS INDEDUTIVEIS	37,500.00	D	—	37,500.00	—
4.2.22.50.13	MULTAS E JUROS	384,168.11	D	—	384,168.11	—
4.2.22.50.14	OUTROS IMPOSTOS E TAXAS	5,636.84	D	4,775.09	10,411.93	—
4.2.22.6	UTILIDADES E SERVICOS	48,887.73	D	2,887.69	51,775.42	—
4.2.22.60.03	TELEFONE, FAX E TELEX	3,971.88	D	—	3,971.88	—
4.2.22.60.04	CORREIOS E MALOTES	31,240.43	D	2,874.56	34,114.99	—
4.2.22.60.06	SEGUROS DIVERSOS	13,594.11	D	—	13,594.11	—
4.2.22.60.07	INTERNET	81.31	D	13.13	94.44	—
4.2.22.7	DESPESAS DE DEPRECIACAO E AMORTIZACAO	2,550.55	D	482.65	3,033.20	—
4.2.22.70.01	DESPESAS DE DEPRECIACAO E AMORTIZACAO	2,381.62	D	482.65	2,864.27	—
4.2.22.70.02	DESPESAS DE AMORTIZACAO	168.93	D	—	168.93	—
4.2.22.8	DESPESAS DE VIAGENS	1,244.26	D	—	1,244.26	—
4.2.22.80.01	DESPESAS COM VIAGENS	1,244.26	D	—	1,244.26	—

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
4.2.22.9	DESPESAS GERAIS	50,192.15	D	6,930.24	57,122.39	—
4.2.22.90.01	MATERIAL DE ESCRITORIO	8,591.37	D	298.82	8,890.19	—
4.2.22.90.02	MATERIAL DE HIGIENE E LIMPEZA	438.80	D	—	438.80	—
4.2.22.90.04	LEGAIS E JUDICIAIS	19,921.80	D	—	19,921.80	—
4.2.22.90.05	LIVROS, JORNAIS E REVISTAS	2.50	D	—	2.50	—
4.2.22.90.07	COPA, COZINHA E REFEICOES	5,976.08	D	402.37	6,378.45	—
4.2.22.90.08	CONDUCOES, TAXI, PEDAGIO, KM E ESTACIONA	14,310.06	D	439.00	14,749.06	—
4.2.22.90.10	AQUISICAO DE BENS DE PEQUENO VALOR	35.96	D	—	35.96	—

4.2.22.90.12	DIVERSAS	429.07	D	—	429.07	—
4.2.22.90.13	DIVERSAS - INDEDUTIVEIS	477.07	D	5,790.05	6,267.12	—
4.2.22.90.17	COPIAS E ENCADERNACOES	9.44	D	—	9.44	—
4.2.23	RESULTADOS FINANCEIROS LIQUIDOS	154,391,190.06	D	22,184,427.54	176,575,617.60	—
4.2.23.1	DESPESAS FINANCEIRAS	174,699,759.77	D	761,649.83	175,461,409.60	—
4.2.23.10.01	JUROS PASSIVOS	54,435.09	D	—	54,435.09	—
4.2.23.10.02	VARIACOES MONETARIAS PASSIVAS	382,477.08	D	—	382,477.08	—
4.2.23.10.03	VARIACOES CAMBIAIS PASSIVAS	—		424,057.86	424,057.86	—
4.2.23.10.05	MULTAS E JUROS DE MORA	3,942,137.54	D	—	3,942,137.54	—
4.2.23.10.07	JUROS, COMISSOES E DESPESAS BANCARIAS	456.28	D	12.94	469.22	—
4.2.23.10.08	JUROS SOBRE EMPRESTIMOS E FINANCIAMENTOS	2,686,094.11	D	—	2,686,094.11	—
4.2.23.10.11	IOF	3,340,780.91	D	15.03	3,340,795.94	—
4.2.23.10.14	COMISSOES E DESPESAS BANCARIAS	1,136,209.47	D	337,564.00	1,473,773.47	—
4.2.23.10.17	DESP. DEBENTURES 8ª EMISSAO - 2ª SERIE	781,945.08	D	—	781,945.08	—
4.2.23.10.18	JUROS DEBENTURES 8ª EMISSAO - 2ª SERIE	17,615,258.91	D	—	17,615,258.91	—
4.2.23.10.19	DESPESA ATUAL. MONET. ACOES PREF. RESG	31,253,398.41	D	—	31,253,398.41	—
4.2.23.10.20	DIVIDENDOS FIXOS S/ ACOES PREFERENCIAIS	18,227,816.27	D	—	18,227,816.27	—
4.2.23.10.21	JUROS S USUFRUTO DE ACOES	22,348,690.60	D	—	22,348,690.60	—
4.2.23.10.22	CUSTO COLOC DEB - 9ª EMISSAO	647,171.23	D	—	647,171.23	—
4.2.23.10.23	JUROS S DEB 9ª EM - 1ª SERIE	1,642,806.65	D	—	1,642,806.65	—
4.2.23.10.24	JUROS S DEB 9ª EM - 2ª SERIE	1,523,528.61	D	—	1,523,528.61	—
4.2.23.10.25	JUROS S DEB 9ª EM - 3ª SERIE	1,420,662.59	D	—	1,420,662.59	—
4.2.23.10.26	JUROS S DEB 9ª EM - 4ª SERIE	1,330,347.17	D	—	1,330,347.17	—
4.2.23.10.27	JUROS S DEB 9ª EM - 5ª SERIE	1,251,440.46	D	—	1,251,440.46	—
4.2.23.10.28	JUROS S NOTAS PROMISSORIAS	2,849,117.00	D	—	2,849,117.00	—
4.2.23.10.29	CUSTOS INCORRIDOS NOTAS PROMISSORIAS	37,500.00	D	—	37,500.00	—
4.2.23.10.30	CUSTOS INCORRIDOS USUFRUTO ITAU	1,443,750.00	D	—	1,443,750.00	—
4.2.23.10.31	CUSTOS INCORRIDOS USUFRUTO VOTORANTIM	551,250.00	D	—	551,250.00	—
4.2.23.10.32	JUROS S DEB 10ª EM - 1ª SERIE	29,633,344.44	D	—	29,633,344.44	—
4.2.23.10.33	CUSTO COLOC DEB - 10ª EMISSAO	2,205,356.92	D	—	2,205,356.92	—
4.2.23.10.34	JUROS S/ DEB 11ª EMISSAO - 1ª SERIE	21,640,049.00	D	—	21,640,049.00	—
4.2.23.10.35	CUSTOS COLOC DEB - 11ª EMISSAO	1,245,157.68	D	—	1,245,157.68	—
4.2.23.10.38	TR S/ DIVIDENDOS FIXOS	151,592.90	D	—	151,592.90	—
4.2.23.10.39	JUROS S MUTUO	315,259.65	D	—	315,259.65	—
4.2.23.10.40	DESPESAS DE PREMIO - DEB 10ª EMISSAO	2,236,845.72	D	—	2,236,845.72	—
4.2.23.10.41	CUSTOS INCORRIDOS S EMP. BCO BRASIL	1,250,000.00	D	—	1,250,000.00	—
4.2.23.10.42	CUSTOS INCORRIDOS S EMP. HSBC	330,000.00	D	—	330,000.00	—
4.2.23.10.43	DESPESAS DE PREMIO - DEB 11ª EMISSAO	1,224,880.00	D	—	1,224,880.00	—
4.2.23.2	RECEITAS FINANCEIRAS	20,308,569.71	C	21,422,777.71	1,114,208.00	—
4.2.23.20.01	RECEITA DE APLICACAO FINANCEIRA	13,978,933.64	C	14,213,218.01	234,284.37	—
4.2.23.20.03	DESCONTOS FINANCEIROS OBTIDOS	0.07	C	0.10	0.03	—

TELEMAR PARTICIPACOES S/A

CNPJ.: 02.107.946/0001-87

BALANCETE DE VERIFICACAO DE 01/12/14 ATE 31/12/14 EM REAL - APÓS ENCERRAMENTO

Conta	Descricao	Saldo anterior		Débito	Crédito	Saldo atual
4.2.23.20.05	VARIACOES MON. TRIBUTOS ATIVOS	6,326,747.99	C	6,811,549.40	484,801.41	—
4.2.23.20.06	VARIACOES CAMBIAIS ATIVAS	—		394,988.41	394,988.41	—
4.2.23.20.11	REND S/ BLOQUEIOS JUDICIAIS	2,888.01	C	3,021.79	133.78	—
4.2.24	OUTRAS RECEITAS E DESPESAS OPERACIONAIS	93,606,111.74	D	290,990,388.86	384,596,500.60	—
4.2.24.1	LUCROS DE PARTICIPACAO EM OUTRAS SOCIED	117,154,344.59	C	117,154,344.59	—	—
4.2.24.10.04	RESULTADO POSITIVO MEP VALVERDE	13,929,420.89	C	13,929,420.89	—	—
4.2.24.10.05	RESULTADO POS MEP OI S.A.	103,224,923.70	C	103,224,923.70	—	—
4.2.24.2	PREJUIZO DE PARTICIPACAO EM OUTRAS SOCIE	163,537,850.47	D	157,464,459.33	321,002,309.80	—
4.2.24.20.01	RESULTADO NEGATIVO MEP - BAKARNE	9,842.25	D	—	9,842.25	—
4.2.24.20.02	AMORTIZACAO DO AGIO TNL S.A.	46,376,485.98	D	4,216,044.18	50,592,530.16	—
4.2.24.20.06	RESULTADO NEGATIVO MEP - VALVERDE	20,543,298.44	D	20,521,025.31	41,064,323.75	—
4.2.24.20.07	RESULT NEGATIVO MEP OI SA	96,608,223.80	D	132,727,389.84	229,335,613.64	—
4.2.24.3	MEP - MAIS VALIA OI	61,528,080.01	D	2,047,566.37	63,575,646.38	—
4.2.24.30.01	MEP - MAIS VALIA OI S.A.	61,528,080.01	D	2,047,566.37	63,575,646.38	—
4.2.24.6	OUTRAS RECEITAS E DESPESAS OPERACIONAIS	14,305,474.15	C	14,324,018.57	18,544.42	—
4.2.24.60.02	OUTRAS RECEITAS OPERACIONAIS	12,128.27	C	30,602.71	18,474.44	—
4.2.24.60.03	OUTRAS DESPESAS OPERACIONAIS	69.98	D	—	69.98	—
4.2.24.60.05	REVERSAO DE PROVISOES	14,293,415.86	C	14,293,415.86	—	—

5	TRIBUTACAO DO LUCRO DO EXERCICIO	—		2,352,888.05	2,352,888.05	—
5.1	TRIBUTACAO DO LUCRO DO EXERCICIO	—		2,352,888.05	2,352,888.05	—
5.1.1	IMPOSTO DE RENDA E CONTRIBUICAO SOCIAL	—		2,352,888.05	2,352,888.05	—
5.1.11	IMPOSTO DE RENDA PESSOA JURIDICA	—		1,728,476.51	1,728,476.51	—
5.1.11.1	IMPOSTO DE RENDA PESSOA JURIDICA	—		1,728,476.51	1,728,476.51	—
5.1.11.10.01	IMPOSTO DE RENDA CORRENTE	—		1,728,476.51	1,728,476.51	—
5.1.12	CONTRIBUICAO SOCIAL SOBRE O LUCRO	—		624,411.54	624,411.54	—
5.1.12.1	CONTRIBUICAO SOCIAL SOBRE O LUCRO	—		624,411.54	624,411.54	—
5.1.12.10.01	CONTRIBUICAO SOCIAL SOBRE O LUCRO CORREN	—		624,411.54	624,411.54	—

6	APURACAO DO RESULTADO DO EXERCICIO	308,646,634.29	C	1,194,892,281.86	886,245,647.57	—
6.1	APURACAO DO RESULTADO DO EXERCICIO	308,646,634.29	C	1,194,892,281.86	886,245,647.57	—
6.1.1	APURACAO DO RESULTADO DO EXERCICIO	308,646,634.29	C	1,194,892,281.86	886,245,647.57	—
6.1.11	APURACAO DO RESULTADO DO EXERCICIO	308,646,634.29	C	1,194,892,281.86	886,245,647.57	—
6.1.11.1	APURACAO DO RESULTADO DO EXERCICIO	308,646,634.29	C	1,194,892,281.86	886,245,647.57	—
6.1.11.10.01	JANEIRO	77,690,799.61	C	77,690,799.61	—	—
6.1.11.10.02	FEVEREIRO	84,293,108.30	C	84,293,108.30	—	—
6.1.11.10.03	MARCO	49,902,881.38	D	—	49,902,881.38	—
6.1.11.10.04	ABRIL	81,835,782.05	C	81,835,782.05	—	—
6.1.11.10.05	MAIO	43,494,144.02	C	43,494,144.02	—	—
6.1.11.10.06	JUNHO	2,880,349.30	C	2,880,349.30	—	—
6.1.11.10.07	JULHO	15,465,987.31	C	15,465,987.31	—	—
6.1.11.10.08	AGOSTO	25,240,459.67	C	25,240,459.67	—	—
6.1.11.10.09	SETEMBRO	5,371,407.10	C	5,371,407.10	—	—
6.1.11.10.10	OUTUBRO	12,066,645.31	C	12,066,645.31	—	—
6.1.11.10.11	NOVEMBRO	10,210,833.00	C	10,210,833.00	—	—
6.1.11.10.12	DEZEMBRO	—		160,228,078.07	160,228,078.07	—
6.1.11.10.13	ENCERRAMENTO DO EXERCICIO	—		676,114,688.12	676,114,688.12	—

ATTACHMENT 2

Glossary

ABL - Gross Leasable Area

ABNT (Associação Brasileira de Normas Técnicas) - Brazilian Technical Standards Association.

Allocated Codes - serial number (grades or weights) to differentiate the quality features of properties.

Allotment - subdivision of a tract of land into lots for buildings with the opening of new thoroughfares, or the extension, modification or expansion of existing ones.

Amortization - systematic allocation of the depreciable value of an asset over its useful life.

Apparent Age - estimated age of a property according to its characteristics and conservation status at the time of inspection.

Asset - a resource controlled by the entity as a result of past events from which future economic benefits are expected for the entity.

Asset Approach - valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity.

Base Date - specific date (day, month and year) of application of the assessment value.

Basic Infrastructure - urban rainwater drainage equipment, street lighting, sewage system, drinking water, public and home electricity supply and access routes.

BDI (Budget Difference Income) - a percentage that indicates the benefits and overhead costs applied to the direct cost of construction.

Best Use of the Property - the most economically appropriate use of a certain property according to its characteristics and surroundings, respecting legal limitations.

Beta - a systematic risk measure of a share; price trend of a particular share to be correlated with changes in a given index.

Book Value - the value at which an asset or liability is recognized on the balance sheet.

Building Standard - the quality of the improvements according to the specifications of design, materials, workmanship and performance effectively used in construction.

Business Combination - union of separate entities or businesses producing financial statements of a single reporting entity. Transaction or other event by which an acquirer obtains control of one or more businesses, regardless of the legal form of operation.

Business Risk - uncertainty of realization of expected future returns of the business resulting from factors other than financial leverage.

CAPEX (Capital Expenditure) - fixed asset investments.

Capitalization - conversion of a simple period of economic benefits into value.

CAPM (Capital Asset Pricing Model) - model in which the capital cost for any share or lot of shares equals the risk free rate plus risk premium provided by the systematic risk of the share or lot of shares under investigation. Generally used to calculate the Cost of Equity or the Cost of Shareholder Capital.

Capitalization Rate - any divisor used to convert economic benefits into value in a single period.

Capital Structure - composition of a company’s invested capital, between own capital (equity) and third-party capital (debt).

Cash Flow - cash generated by an asset, group of assets or business during a given period of time. Usually the term is supplemented by a qualification referring to the context (operating, non-operating, etc…).

Cash Flow on Invested Capital - cash flow generated by the company to be reverted to lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments.

Cash-Generating Unit - smallest identifiable group of assets generating cash inflows that are largely independent on inputs generated by other assets or groups of assets.

1

Casualty - an event that causes financial loss.

Company - commercial or industrial entity, service provider or investment entity holding economic activities.

Conservation Status - physical status of an asset as a result of its maintenance.

Control - power to direct the strategic policy and administrative management of a company.

Control Premium - value or percentage of the pro-rata value of a lot of controlling shares over the pro-rata value of non-controlling shares, which reflect the control power.

Cost - the total direct and indirect costs necessary for production, maintenance or acquisition of an asset at a particular time and situation.

Cost of Capital - Expected rate of return required by the market as an attraction to certain investment funds.

CPC (Comitê de Pronunciamentos Contábeis) - Accounting Pronouncements Committee.

Current Value - value replacement with a new value depreciated as a result of the physical state the property is in.

CVM - Securities and Exchange Commission.

Damage - damage caused to others by the occurrence of flaws, defects, accidents and crimes, among others.

Data Treatment - application of operations to express, in relative terms, the attribute differences between the market data and data of the property being assessed.

Date of Issue - closing date of the valuation report, when conclusions are conveyed to the client.

DCF (Discounted Cash Flow) - discounted cash flow.

D & A - depreciation and amortization.

Dependent Variable - variable to be explained by the independent ones.

Depreciable Value - cost of the asset, or other amount that substitutes such cost (financial statements), less its residual value.

Depreciation - systematic allocation of the depreciable value of an asset during its useful life.

Dichotomous Variable - variable that assumes only two values.

Direct Production Cost - spending on inputs, including labor, in the production of goods.

Discount for Lack of Control - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the absence of part or all of the control.

Discount for Lack of Liquidity - value or percentage deducted from the pro-rata value of 100% of the value of a company that reflects the lack of liquidity.

Discount Rate - any divisor used to convert a flow of future economic benefits into present value.

Drivers - value drivers or key variables.

EBIT (Earnings before Interest and Taxes) - earnings before interest and taxes.

EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) - earnings before interest, taxes, depreciation and amortization.

Economic Benefits - benefits such as revenue, net profit, net cash flow, etc.

Efficient Use - that which is recommendable and technically possible for the location on a reference date, among the various uses permitted by the applicable law, observing surrounding marketing trends.

Electrical Damage Value - estimated cost of the repair or replacement of parts, when the property suffers electrical damage. Values are tabulated in percentages of the Replacement Value and have been calculated through the study of equipment manuals and the expertise in corrective maintenance of Apsis technicians.

Enterprise - set of properties capable of producing revenue through marketing or economic exploitation. It can be: real estate (e.g. subdivision, commercial / residential buildings), real-estate based (e.g., hotel, shopping mall, theme parks), industrial or rural.

2

Enterprise Value - economic value of the company.

Equity Value - economic value of the equity.

Equivalent Construction Area - constructed area on which the unit cost equivalence of corresponding construction is applied, according to ABNT postulates.

Equivalent Depth - numerical result of the division of a lot area by its main projected front.

Expertise - technical activity performed by a professional with specific expertise to investigate and clarify facts, check the status of property, investigate the causes that motivated a particular event, appraise assets, their costs, results or rights.

Facilities - set of materials, systems, networks, equipment and operational support services for a single machine, production line or plant, according to the degree of aggregation.

Fair Market Value - value at which an asset could have its ownership exchanged between a potential seller and a potential buyer, when both parties have reasonable knowledge of relevant facts and neither is under pressure to do so.

Fair Value Less Cost to Sell - value that can be obtained from the sale of an asset or cash-generating unit less sale expenses, in a transaction between knowledgeable, willing and uninterested parties.

FCFF (Free Cash Flow to Firm) - Free cash flow to firm, or unlevered free cash flow.

Financial Lease - that which substantially transfers all the risks and benefits related to the ownership of the asset, which may or may not eventually be transferred. Leases that are not financial leases are classified as operating leases.

Fixed Asset - tangible asset available for use in the production or supply of goods or services, in third-party leasing, investments, or for management purposes, expected to be used for more than one accounting period.

Flaw - anomaly that affects the performance of products and services, or makes them inadequate to the purposes intended, causing inconvenience or material loss to the consumer.

Forced Liquidation - condition on the possibility of a compulsory sale or in a shorter period than the average absorption by the market.

Free Float - percentage of outstanding shares on the company’s total capital.

Frontage - horizontal projection of the line dividing the property and the access road; measurement of the front of a building.

Goodwill - see Premium for Expected Future Profitability.

Homogenization - treatment of observed prices by application of mathematical transformations that express, in relative terms, the differences between market data attributes and those of the property assessed.

Homogenized Area - useful or private area, or built with mathematical treatments for valuation purposes, according to criteria based on the real estate market.

IAS (International Accounting Standards) - principles-based standards, interpretations and the framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards.

IASB (International Accounting Standards Board) - International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

Ideal Fraction - percentage owned by each of the buyers (tenants) of the land and of the building’s common items.

IFRS (International Financial Reporting Standards) - International Financial Reporting Standards, a set of international accounting pronouncements published and reviewed by the IASB.

Impairment - see Impairment losses

Impairment Losses (impairment) - book value of the asset that exceeds, in the case of stocks, its selling price less the cost to complete it and expense of selling it; or, in the case of other assets, their fair value less expenditure for sale.

Income Approach - valuation method for converting the present value of expected economic benefits.

Independent Variables - variables that provide a logical content to the formation of the value of the property subject to the assessment.

Indirect Production Cost - administrative and financial costs, benefits and other liens and charges necessary for the production of goods.

3

Influence Point - atypical point that, when removed from the sample, significantly changes the estimated parameters or the linear structure of the model.

Insurance - risk transfer guaranteed by contract whereby one party undertakes, subject to payment of premium, to indemnify another for the occurrence of casualties covered under the policy.

Insurance Value - value at which an insurance company assumes the risks. Except in special cases, it is not applied to land and foundations.

Intangible Asset - identifiable non-monetary asset without physical substance. This asset is identifiable when: a) it is separable, i.e., capable of being separated or divided from the entity and sold, transferred, licensed, leased or exchanged, either alone or together with the related contract, asset or liability; b) it arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

Internal Rate of Return - discount rate where the present value of future cash flow is equivalent to the cost of investment.

International Accounting Standards (IAS) - standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC).

Invested Capital - the sum of own capital and third-party capital invested in a company. Third-party capital is usually related to debt with interest (short and long-term) and must be specified within the context of the valuation.

Investment Property - property (land, building or building part, or both) held by the owner or lessee under the lease, both to receive payment of rent and for capital appreciation or both, other than for use in the production or supply of goods or services, as well as for administrative purposes.

Investment Value - value for a particular investor based on individual interests in the property in question. In the case of business valuation, this value can be analyzed by different situations, such as the synergy with other companies of an investor, risk perceptions, future performance and tax planning.

Key Money - amount paid by the prospective tenant for signature or transfer of the lease contract, as compensation for the point of sale.

Key Variables - variables that, a priori, and traditionally have been important for the formation of property value.

Levered Beta - beta value reflecting the debt in capital structure.

Liability - present obligation that arises from past events, whereby it is hoped that the settlement thereof will result in the inflow of funds from the entity embodying economic benefits.

Liquidation Value - value of a property offered for sale on the market outside the normal process, i.e. one that would be established if the property were offered for sale separately, taking into account the costs involved and the discount required for a sale in a reduced period.

Liquidity - ability to rapidly convert certain assets into cash or into the payment of a certain debt.

Market Approach - valuation method in which multiple comparisons derived from the sales price of similar assets are adopted.

Market Data - set of information collected on the market related to a particular property.

Marketing Factor - the ratio between the market value of an asset and its reproduction cost less depreciation or replacement cost, which may be higher or lower than 1 (one).

Market Research - set of activities for identification, investigation, collection, selection, processing, analysis and interpretation of results on market data.

Maximum Insurance Value - maximum value of the property for which it is recommendable to insure it. This criterion establishes that the property whose depreciation is greater than 50% should have its Maximum Insurance Value equivalent to twice as much as the Current Value; and the property whose depreciation is with less than 50% should have its Maximum Insurance Value equivalent to the Replacement Value.

Multiple - market value of a company, share or invested capital, divided by a valuation measurement of the company (EBITDA, income, customer volume, etc…).

Net Debt - cash and cash equivalents, net position in derivatives, short-term and long-term financial debts, dividends receivable and payable, receivables and payables related to debentures, short-term and long-term deficits with pension funds, provisions, and other credits and obligations to related parties, including subscription bonus.

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Non-Operating Assets - those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business.

Null hypothesis in a regression model - hypothesis in which one or a set of independent variables involved in the regression model are not important to explain the variation of the phenomenon in relation to a pre-established significance level.

Operating Assets - assets that are basic to the company’s operations.

Operating Lease - that which does not substantially transfer all the risks and benefits incidental to the ownership of the asset. Leases that are not operating leases are classified as financial leases.

Parent Company - an entity that has one or more subsidiaries.

Perpetual Value - value at the end of the projective period to be added on the cash flow.

Point of Sale - intangible asset that adds value to commercial property, due to its location and expected commercial exploitation.

Population - total market data of the segment to be analyzed.

Premium for Expected Future Profitability (goodwill) - future economic benefits arising from assets not capable of being individually identified or separately recognized.

Present Value - the estimated present value of discounted net cash flows in the normal course of business.

Price - the amount by which a transaction is performed involving a property, a product or the right thereto.

Private Area - useful area plus building blocks (such as walls, pillars, etc.) and elevator hallway (in specific cases).

Property - something of value, subject to use, or that may be the object of a right, which integrates an equity.

Qualitative Variables - variables that cannot be measured or counted, only ordered or ranked, according to attributes inherent to the property (e.g., building standard, conservation status and quality of the soil).

Quantitative Variables - variables that can be measured or counted (e.g., private area, number of bedrooms and parking spaces).

Range for Real Estate Valuations - range in the vicinity of the point estimator adopted in the valuation within which to arbitrate the value of the property, provided it is justified by the existence of features that are not contemplated in the model.

Re (Cost of Equity) - return required by shareholders for the capital invested.

Real Estate - property, consisting of land and any improvements incorporated thereto. Can be classified as urban or rural, depending on its location, use or to its highest and best use.

Recoverable Value - the highest fair value of an asset (or cash-generating unit) minus the cost of sales compared with its value in use.

Rd (Cost of Debt) - a measure of the amount paid for the capital earned from third parties, in the form of loans, financing, market funding, among others.

Reference Real Estate - market data with features comparable to the property assessed.

Regression Model - the model used to represent a specific phenomenon, based on a sample, considering the various influencing characteristics.

Remaining Life - a property’s remaining life.

Replacement Cost - a property’s reproduction cost less depreciation, with the same function and features comparable to the property assessed.

Replacement Value for New - value based on what the property would cost (usually in relation to current market prices) to be replaced with or substituted by a new, equal or similar property.

Reproduction Cost - expense required for the exact duplication of a property, regardless of any depreciation.

5

Reproduction Cost Less Depreciation - a property’s reproduction cost less depreciation, considering the state it is in.

Residual Value - value of new or used asset projected for a date limited to that in which it becomes scrap, considering its being in operation during the period.

Residual Value of an Asset - estimated value that the entity would obtain at present with the sale of the asset, after deducting the estimated costs thereof, if the asset were already at the expected age and condition at the end of its useful life.

Sample - set of market data representative of a population.

Scrap Value - market value of a property’s reusable materials in disabling conditions, without their being used for production purposes.

Shareholders’ Equity at Market Prices - see Assets Approach.

Statistical Inference - part of statistical science that allows drawing conclusions about the population from a sample.

Subsidiary - entity, including that with no legal character, such as an association, controlled by another entity (known as the parent company).

Supporting Documentation - documentation raised and provided by the client on which the report premises are based.

Survey - evidence of local events through insightful observations in a property and of the factors and conditions that constitute or influence it.

Tangible Asset - physically existing asset, such as land, building, machinery, equipment, furniture and tools.

Technical Report - detailed report or technical clarification issued by a legally qualified and trained professional on a specific subject.

Total Construction Area - resulting from the sum of the real private area and the common area allocated to an independent unit, defined according to ABNT.

Urbanizable Land - land eligible to receive urban infrastructure works aiming at its efficient use, by means of the subdivision, split or implementation of a business.

Useful Area - real private area subtracted from the area occupied by walls and other building blocks that prevent or hinder its use.

Useful Economic Life - the period in which an asset is expected to be available for use, or the number of production or similar units expected to be obtained from the asset by the entity.

Valuation - act or process of determining the value of an asset.

Valuation Methodology - one or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Value at Risk - representative value of the share of the property one wishes to insure and that may correspond to the maximum insurable value.

Value in Use - value of a property in operating conditions in its present state, such as the useful part of an industry, including, where relevant, the costs of design, packaging, taxes, freight and installation.

Value Plan - the graphic representation or listing of generic square meter values of land or of the real estate on the same date.

WACC (Weighted Average Cost of Capital) - model in which capital cost is determined by the weighted average of the market value of capital structure components (own and others).

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Different The difference lies in a multidisciplinary, highly-qualified team, in the market for more than 30 years. We work with clients of different sizes and in different sectors of the economy.

Simple

We wish to simplify things for you.

We are a team sized to your needs.

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Here you talk with those who decide.

Intelligent

Intelligence translates itself into the capacity to quickly understand your problem and turn it into a solution, using creativity, knowledge and experience.

We are a company always on the move.

And ready to meet your company’s needs.

Appraisal for Corporate Restructuring Purposes

•	Independent Appraisal Reports

•	Technical Reports for Consolidations, Spin-offs and Mergers

•	Asset Valuation in Investment and Real Estate Funds

•	Share Capital Increase

•	IPO - Public Share Offering

•	Net Equity at Market Price (Exchange Ratio)

•	Alternative Dispute Resolution (ADR)

Appraisal for Financial Statements (Fair Value)

•	Business Combination - Goodwill

•	Impairment Test

•	Intangible Assets (Brands, Softwares and Others)

•	Economic Lifetime, Residual Value and Replacement Value

•	Property for Investments

•	Purchase Price Allocation (PPA)

•	Biological Assets

Corporate Finance

•    Business, Brand Valuation and Other Intangible Asset Valuation

•    Mergers & Acquisitions (M&A)

•    Fairness Opinion

•    Investors and Opportunity Prospection

•    Feasibility Studies

•    Strategic Financial Modeling

•    Performance Analysis Indicator

Fixed Asset Management

•    Inventory-taking and Accounting Reconciliation

•    Equity Outsourcing

Real Estate Appraisal

•    Purchase & Sale / Rental Evaluation

•    Bank Guarantee / Payment in Kind

•    Insurance Appraisal

•    Tax Review (Land and Property Tax / Transfer Tax)

You can find more information about our services and cases at apsis.com.br

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